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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Accrue Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00437W102

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the for displays a currently valid OMB control number.

SCHEDULE 13G/A
CUSIP No. 00437W102

1.	Name of Reporting Person: Vertex Technology Fund Ltd ("VTF")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,705,000 shares(1)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,705,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,705,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%*

12.	Type of Reporting Person: CO

(1)	Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares.

*	Based on 30,137,501 shares outstanding as of December 28, 2002, as set forth in the issuer’s Report on Form 10-Q for the quarter ended December 28, 2002 as filed with the SEC. The issuer filed a Current Report on Form 8-K with the SEC on August 21, 2003 announcing the filing of a voluntary petition under Chapter 11 of the United State Bankruptcy Code and an order for relief was entered on that date.

SCHEDULE 13G/A
CUSIP No. 00437W102

1.	Name of Reporting Person: Vertex Management (II) Pte Ltd ("VM2")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,705,000 shares(2)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,705,000 shares(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,705,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%*

12.	Type of Reporting Person: CO

(2)	All of these shares are owned directly by VTF. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to a power of attorney granted by VTF to VM2. In addition, VVH, as the majority shareholder of VTF, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VTF.

*	Based on 30,137,501 shares outstanding as of December 28, 2002, as set forth in the issuer’s Report on Form 10-Q for the quarter ended December 28, 2002 as filed with the Securities and Exchange Commission (the “SEC”). The issuer filed a Current Report on Form 8-K with the SEC on August 21, 2003 announcing the filing of a voluntary petition under Chapter 11 of the United State Bankruptcy Code and an order for relief was entered on that date.

SCHEDULE 13G/A
CUSIP No. 00437W102

1.	Name of Reporting Person: Lee Kheng Nam ("Lee")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 1,705,000 shares(3)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 1,705,000 shares(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,705,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.7%*

12.	Type of Reporting Person: IN

(3)	All of these shares are owned directly by VTF. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2. In addition, VVH, as the majority shareholder of VTF, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VTF.

*	Based on 30,137,501 shares outstanding as of December 28, 2002, as set forth in the issuer’s Report on Form 10-Q for the quarter ended December 28, 2002 as filed with the SEC. The issuer filed a Current Report on Form 8-K with the SEC on August 21, 2003 announcing the filing of a voluntary petition under Chapter 11 of the United State Bankruptcy Code and an order for relief was entered on that date.

SCHEDULE 13G/A
CUSIP No. 00437W102

1.	Name of Reporting Person: Vertex Venture Holdings Ltd ("VVH")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 2,005,000 shares(4)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 2,005,000 shares(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,005,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7%*

12.	Type of Reporting Person: CO

(4)	Of these shares, 1,705,000 are owned directly by VTF and 300,000 are owned directly by Vertex Investment International (I) Inc. (“VII1”). VVH, as the majority shareholder of VTF and sole shareholder of VII1, EHP, as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares. In addition, VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2.

*	Based on 30,137,501 shares outstanding as of December 28, 2002, as set forth in the issuer’s Report on Form 10-Q for the quarter ended December 28, 2002 as filed with the SEC. The issuer filed a Current Report on Form 8-K with the SEC on August 21, 2003 announcing the filing of a voluntary petition under Chapter 11 of the United State Bankruptcy Code and an order for relief was entered on that date.

SCHEDULE 13G/A
CUSIP No. 00437W102

1.	Name of Reporting Person: Ellensburg Holding Pte Ltd ("EHP")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 2,005,000 shares(5)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 2,005,000 shares(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,005,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7*%

12.	Type of Reporting Person: CO

(5)	Of these shares, 1,705,000 are owned directly by VTF and 300,000 are owned directly by VII1. VVH, as the majority shareholder of VTF and sole shareholder of VII1, EHP as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares. In addition, VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2.

*	Based on 30,137,501 shares outstanding as of December 28, 2002, as set forth in the issuer’s Report on Form 10-Q for the quarter ended December 28, 2002 as filed with the SEC. The issuer filed a Current Report on Form 8-K with the SEC on August 21, 2003 announcing the filing of a voluntary petition under Chapter 11 of the United State Bankruptcy Code and an order for relief was entered on that date.

SCHEDULE 13G/A
CUSIP No. 00437W102

1.	Name of Reporting Person: Singapore Technologies Pte Ltd ("STPL")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: --

		6.	Shared Voting Power: 2,005,000 shares(6)

		7.	Sole Dispositive Power: --

		8.	Shared Dispositive Power: 2,005,000 shares(6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,005,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7*%

12.	Type of Reporting Person: CO

(6)	Of these shares, 1,705,000 are owned directly by VTF and 300,000 are owned directly by VII1. VVH, as the majority shareholder of VTF and sole shareholder of VII1, EHP as the parent of VVH, and STPL, as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares. In addition, VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF pursuant to a power of attorney granted by VTF to VM2.

*	Based on 30,137,501 shares outstanding as of December 28, 2002, as set forth in the issuer’s Report on Form 10-Q for the quarter ended December 28, 2002 as filed with the SEC. The issuer filed a Current Report on Form 8-K with the SEC on August 21, 2003 announcing the filing of a voluntary petition under Chapter 11 of the United State Bankruptcy Code and an order for relief was entered on that date.

Item 1.
Item 2.
Item 3. Not Applicable.
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE
EXHIBIT INDEX

SCHEDULE 13G/A

CUSIP No. 00437W102

Item 1.

(a)	Name of Issuer: Accrue Software, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
48634 Milmont Drive
Fremont, California 94538

Item 2.

(a)	Name of Person Filing:

                                   This Statement is filed by Vertex Technology Fund Ltd (“VTF”), Vertex Management (II) Pte Ltd (“VM2”), Mr. Lee Kheng Nam (“Lee”), Vertex Venture Holdings Ltd (“VVH”), Ellensburg Holding Pte Ltd (“EHP”) and Singapore Technologies Ptd Ltd (“STPL”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

                                   VM2 has been granted a power of attorney by VTF to make all voting and divestment decisions with respect to all of the issuer’s shares held by VTF. Lee is President of VM2 and has power to make voting and divestment decisions pursuant to the power of attorney granted to VM2. As a result, VM2 and Lee may be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by VTF.

                                   VVH is the majority shareholder of each of VTF and sole shareholder of Vertex Investment International (I) Inc. (“VII1”). EHP is the parent of VVH, and STPL is the parent of EHP. As a result of their positions as majority shareholder or parent, VVH, EHP and STPL may be deemed to control VTF and VII1 and may therefore be deemed to have the power to vote and the power to dispose of shares of the issuer owned directly by such entities.

(b)	Address of Principal Business Office:
The address for VTF, VM2, Lee and VVH is:
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256

The address for EHP and STPL is:
51 Cuppage Road,
#09-01 StarHub Centre
Singapore 229469

(c)	Citizenship:
VTF, VM2, VVH, EHP and STPL are each corporations organized under the laws of Singapore. Lee is a citizen of Singapore.

CUSIP No. 00437W102

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
00437W102

Item 3.	Not Applicable.

Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of December 31, 2003

	(a)	Amount beneficially owned:
See Row 9 of cover page for each Reporting Person

	(b)	Percent of class:
See Row 11 of cover page for each Reporting Person

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of:
See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the organizational documents of VTF and VII1, the shareholders of such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by such entity.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 00437W102

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 00437W102

SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned’s respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

VERTEX TECHNOLOGY FUND LTD

Dated:	January 14, 2004	By:	/s/ Lee Kheng Nam

		Name:	Lee Kheng Nam

		Title:	Director

VERTEX MANAGEMENT (II) PTE LTD

Dated:	January 14, 2004	By:	/s/ Lee Kheng Nam

		Name:	Lee Kheng Nam

		Title:	President

LEE KHENG NAM

Dated:	January 14, 2004	By:	/s/ Lee Kheng Nam

VERTEX VENTURE HOLDINGS LTD

Dated:	January 14, 2004	By:	/s/ Lee Kheng Nam

		Name:	Lee Kheng Nam

		Title:	Director

ELLENSBURG HOLDING PTE LTD

Dated:	January 20, 2004	By:	/s/ Teo Soon Hock

		Name:	Teo Soon Hock

		Title:	Director

SINGAPORE TECHNOLOGIES PTE LTD

Dated:	January 19, 2004	By:	/s/ Chua Su Li

		Name:	Chua Su Li

		Title:	Company Secretary

CUSIP No. 00437W102

EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing

CUSIP No. 00437W102

EXHIBIT A

Agreement of Joint Filing

          The undersigned hereby agree that a single Schedule 13G/A (or any amendment thereto) relating to the Common Stock of Accrue Software, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G/A.

VERTEX TECHNOLOGY FUND LTD

Dated:	January 14, 2004	By:	/s/ Lee Kheng Nam

		Name:	Lee Kheng Nam

		Title:	Director

VERTEX MANAGEMENT (II) PTE LTD

Dated:	January 14, 2004	By:	/s/ Lee Kheng Nam

		Name:	Lee Kheng Nam

		Title:	President

LEE KHENG NAM

Dated:	January 14, 2004	By:	/s/ Lee Kheng Nam

VERTEX VENTURE HOLDINGS LTD

Dated:	January 14, 2004	By:	/s/ Lee Kheng Nam

		Name:	Lee Kheng Nam

		Title:	Director

ELLENSBURG HOLDING PTE LTD

Dated:	January 20, 2004	By:	/s/ Teo Soon Hock

		Name:	Teo Soon Hock

		Title:	Director

SINGAPORE TECHNOLOGIES PTE LTD

Dated:	January 19, 2004	By:	/s/ Chua Su Li

		Name:	Chua Su Li

		Title:	Company Secretary